Millenium Management, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA 91101
Phone: 626-585-5920
Fax: 626-585-5929




April 17, 2003


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

         Re:      Offer to Purchase Original Units for $850 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 1,880 Original Units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $850 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer, and less any transfer fees imposed by the Partnership, which the Partnership advises us are $40 per transfer (regardless of the number of Units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o $850 per Original Unit equals the amount of net proceeds the Purchaser estimates would be distributed if the Partnership's properties were sold for the value estimated in the appraisal obtained by the General Partner, dated May 8, 2002.

     o The Offer price exceeds by $199 per unit (30%) the highest prior offer for Original Units of which Purchaser is aware, and exceeds by at least $463 per unit (120%) the average price per unit for trades of Partnership interests reported over the last 12 months.

     o No distributions can be made on the Original Units until approximately $4.1 Million ($510 per unit) more is distributed on the Class A Units, which would take 4 to 5 years at the rate of distributions made on the Class A Units over the last two years. No distributions have ever been made on the Original Units.

     o A sale of all Partnership units would eliminate the need to file Form K-1 information for the Partnership for years after 2003.

     The Partnership's general partner advised the Purchaser in March 2003 that the Partnership was going to list its properties for sale, but the Purchaser does not know whether or not any efforts to sell the properties are being made. We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on May 19, 2003. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                             Very truly yours,

                                             MILLENIUM MANAGEMENT, LLC